NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES AMENDMENTS TO REVOLVING CREDIT FACILITIES AND TERM LOAN

LONDON, U.K. – May 13, 2020 – International Game Technology PLC (NYSE:IGT) (“IGT”) today announced amendments to its Revolving Credit Facilities Agreement and Term Loan Facility Agreement (together, the “Amendments”).

“We are pleased to announce the amendments to our revolving credit facilities agreement and term loan facility agreement," said Max Chiara, CFO of IGT. "The amendments provide us flexibility to navigate the near-term uncertainty caused by the COVID-19 pandemic and demonstrate the strong support we are receiving from our banking group.”

The Amendments modify the Revolving Credit Facilities Agreement and the Term Loan Facility Agreement by, among other things: (i) waiving the covenants requiring IGT to maintain a maximum ratio of total net debt to EBITDA and a minimum ratio of EBITDA to net interest costs from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021, (ii) obligating IGT to maintain minimum liquidity of $500 million during such fiscal quarters, (iii) increasing the maximum ratio of total net debt to EBITDA that IGT is required to maintain for the fiscal quarters thereafter, and (iv) prohibiting dividends and share repurchases through June 30, 2021 and permitting dividends and share repurchases thereafter if the ratio of total net debt to EBITDA is below specified thresholds.

The Amendments provide that from January 20, 2020 through August 31, 2021, (i) material adverse effects arising from the COVID-19 pandemic are excluded from the definition of “material adverse effect”, (ii) cessations and suspensions of business arising from the COVID-19 pandemic will not constitute an event of default, and (iii) IGT’s obligation to grant security over additional collateral is waived unless its public debt ratings are lower than BB- or Ba3. The Amendments all provide that until August 31, 2021, the maximum annual permitted acquisition amount is decreased to $100 million.

The foregoing description of the Amendments is qualified in its entirety by reference to the full text of the Amendments, which are each filed as exhibits to IGT’s Report on Form 6-K dated May 13, 2020.

BofA Securities and Mediobanca - Banca di Credito Finanziario S.p.A. acted as IGT’s Global Coordinators with respect to the Amendments.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the uncertainty of the duration, extent, and effects of the COVID-19 pandemic and the response of governments, including government-mandated property closures and travel restrictions, and other third parties on the Company’s business, results of operations, cash flows, liquidity and development prospects and the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2019 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance or International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contacts
Phil O'Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452 and outside U.S./Canada +1 (401) 392-7452
Francesco Luti, Italian media inquiries, +39 34 85475493
James Hurley, Investor Relations, +1 (401) 392-7190